July 27, 2011

Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	DCP Midstream Partners, LP
Registration Statement on Form S-3
Filed June 21, 2011
File No. 333-175047

Dear Ms. Ransom:

Set forth below are the responses of DCP Midstream Partners, LP, a Delaware limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 18, 2011, with respect to the review of the Partnership’s Registration Statement on Form S-3 (File No. 333-175047) initially filed with the Commission on June 21, 2011 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

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General

1.	Comment: We note your Form 8-K filed on September 23, 2010. Please provide us with an analysis supporting your belief that this Form 8-K was timely filed.

Response: The current report on Form 8-K filed by the Partnership on September 23, 2010 (the “8-K”) contained two disclosures filed under Item 8.01 – Other Events, consisting of (a) a calculation of the ratio of earnings to fixed charges set forth in Exhibit 12.1 to the 8-K and (b) a reconciliation of certain non-GAAP financial information set forth in Exhibit 99.1 to the 8-K.

Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2011

The ratio of earnings to fixed charges included data for the six months ended June 30, 2010, which had not previously been and was not required to be filed with the Commission. The Partnership included the ratio of earnings to fixed charges calculations in the 8-K in order to incorporate such information by reference in the Partnership’s Registration Statement on Form S-3 filed on May 26, 2010, which registration statement became effective automatically upon filing with the Commission (the “WKSI Shelf”), in advance of its contemplated follow-on offering of debt securities under the WKSI Shelf (the “Debt Offering”).

The second disclosure included in the 8-K consisted of a reconciliation of adjusted segment EBITDA, a non-GAAP financial measure (the “Non-GAAP Measure”). The Partnership included the Non-GAAP Measure in the 8-K because such information had not previously been included in the WKSI Shelf or incorporated by reference therein and the Partnership wanted to ensure such information was available to investors in connection with the Debt Offering. The Partnership believes the Non-GAAP Measure to be useful to investors in evaluating its business and a possible investment in its debt securities and is permitted by the Commission’s non-GAAP financial measure guidance as revised in January 2010.

Each of the disclosures made under Item 8.01 in the 8-K were made voluntarily and solely for the purpose of providing information in connection with the Debt Offering, and not for the purpose of disclosing material non-public information required to be disclosed by Regulation FD or any information otherwise required to be disclosed under any other Item on Form 8-K. Accordingly, the 8-K was not subject to any filing deadlines. See General Instruction B.1 of Form 8-K.

Although periodic filings by the Partnership subsequent to the 8-K have not included the Non-GAAP Measure, the Partnership undertakes to include such information in its periodic filings in the future as appropriate to ensure consistency in the information the Partnership discloses to investors in accordance with guidance provided by the Commission.

Item 16. Exhibits, page 49

Exhibit 5.1 – Opinion of Holland & Hart LLP

2.	Comment: Counsel must provide an unqualified opinion that the units are fully paid and non-assessable. Accordingly, please delete the qualifications in the last sentence on page two.

Response: The Partnership notes the Staff’s comment. The language “(to the extent required under the Partnership Agreement)” and “(except as such non-assessability may be affected by Sections 17-607 and 17-804 of the Delaware Act)” will be deleted in Exhibit 5.1 to Amendment No. 1 to the Registration Statement.

Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2011

3.	Comment: We note counsel’s reference to the “date hereof” in paragraph (A) on page three. Please confirm that the opinion filed by counsel at the time of each takedown will speak as of the date of each takedown.

Response: The Partnership notes the Staff’s comment and confirms that the opinion filed by counsel at the time of each takedown will speak as of the date of each takedown.

4.	Comment: Please confirm that the assumptions regarding the Partnership identified in (iii) in the first sentence on page two of the opinion will not be included in the opinion filed by counsel at the time of each takedown.

Response: The Partnership notes the Staff’s comment and confirms that the opinion filed by counsel at the time of each takedown will not include the assumptions regarding the Partnership identified in (iii) in the first sentence on page two of the opinion.

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We formally acknowledge that:

•

Should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•	The adequacy and accuracy of the disclosure in the Registration Statement is the responsibility of DCP Midstream Partners, LP.

•

DCP Midstream Partners, LP may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Mr. Michael S. Richards, Vice President and General Counsel, who can be reached at (303) 633-2912.

Mara L. Ransom

Legal Branch Chief

United States Securities and Exchange Commission

July 27, 2011

Very truly yours,

DCP Midstream Partners, LP

By:	DCP Midstream GP, LP
Its:	General Partner

By	DCP Midstream GP, LLC
Its:	General Partner

	By:	/s/ Angela A. Minas
Angela A. Minas
Its: Chief Financial Officer

Enclosures

cc:	Lisa Kohl, Commission Staff Attorney

Catherine Brown, Commission Staff Attorney

Michael S. Richards, DCP Midstream Partners, LP

Lucy Schlauch Stark, Holland & Hart LLP